Exhibit 99.4

MHG — QUARTERLY DIVIDEND OF NOK 1.20 PER SHARE

Further to the authorisation granted to it by the extraordinary general meeting of 15 November 2013, to the Board of Directors of Marine Harvest ASA has resolved to issue a quarterly dividend of NOK 1.2 per share.

The dividend accrues to the shareholders as of 18 February 2014. Marine Harvest’s shares listed on the Oslo Stock Exchange (Oslo Børs) and the American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 19 February 2014. The expected dates for the payment of dividend are 28 February 2014 for the shares listed on the Oslo Stock Exchange and 7 March 2014 for the US American Depository Receipt program.

For further information, please contact:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

Henrik Heiberg, VP Finance & Treasury, Tel: +47 21 56 20 11, Mobile: +47 917 47 724